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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934)
                                (Amendment No. ___)*

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                    Common Stock -- par value $.05 per share
                         (Title of Class of Securities)

                                  89151T 10-6
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                      Arent Fox Kintner Plotkin & Kahn PLLC
           1050 Connecticut Avenue, NW, Washington, D. C. 20036-5339
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 6, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   89151T 10-6                            Page     of     Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   193,200 Shares of Common Stock

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   193,220 Shares of Common Stock
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,220 Shares of Common Stock

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.18%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,            2 of 7
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   89151T 10-6                            Page     of     Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   193,220 Shares of Common Stock
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        193,220 Shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.18%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,            2 of 7
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a citizen of the United States of America ("Mr. Anderson"), as joint filers.

         Gold & Appel, which is wholly owned by Iceberg Transport, S.A., a corporation organized under the laws of the Republic of Panama ("Iceberg"), has its principal place of business in the Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands. Gold & Appel's principal business is making capital venture investments. Iceberg's principal place of business is located at 53rd Street (Calle 53), Urbanizacion, Obarrio, Torre Swiss Bank, Panama City, Republic of Panama. Iceberg's principal business is research, from a financial investment basis, of international development projects, and its ownership of Gold & Appel. Gold & Appel's directors and executive officers are as follows:

                        Position with
Name                    Gold & Appel             Business Address                    Principal Occupation
----                    -------------            ----------------                    --------------------
Servco Limited          Sole Director*           Omar Hodge Building                 Corporate Management
                                                 Wickhams Cay Road Town,             and Consulting
                                                 Tortula, British Virgin Islands

Rose Restrepo           Authorized Signatory     Omar Hodge Building                 Corporate Management
                        for Servco Limited       Wickhams Cay Road Town,             and Consulting
                                                 Tortula, British Virgin Islands

Walt Anderson           Secretary*               3050 K Street, NW Suite 250         Chairman of the Board of
                                                 Washington, DC  20007               Directors of Esprit
                                                                                     Telecom Group plc

--------------
* Mr. Anderson is also attorney-in-fact for Gold & Appel, which has no president or treasurer (such duties are filled by Servco Limited, as Gold & Appel's sole director). See item 5(a) below.

Iceberg's directors and executive officers are as follows:

                        Position with                                    Principal
Name                    Iceberg              Business Address            Occupation           Citizenship
----                    -------------        ----------------            ----------           -----------
Pablo Javier Espina      Director and        53 Street (Calle 53)        Attorney,            Republic of Panama
                         President           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Adelina M.               Director and        53 Street (Calle 53)        Attorney,            Republic of Panama
DE Estribi               Secretary           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Aida May Biggs           Director and        53 Street (Calle 53)        Attorney,            Republic of Panama
                         Treasurer           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

         Mr. Anderson's business address is 3050 K Street, NW, Suite 250, Washington, DC 20007. Mr. Anderson's principal occupation is Chairman of the board of directors of Esprit Telecom Group plc ("Esprit"), a communications carrier formed as a public limited company under the laws of England and Wales, the business address of which is Minerva House, Valpy Street, Reading, United Kingdom. Mr. Anderson also is the Secretary of Gold & Appel, for which he is attorney-in-fact.

         Neither Gold & Appel nor Mr. Anderson, nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg named above, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Gold & Appel purchased a total of 193,220 Common Shares between November 6, 1997 and January 14, 1998 as set forth below, (i) of which 163,220 were purchased on the NASDAQ National Market, and (ii) 30,000 were purchased in a private transaction pursuant to an Agreement to Purchase Stock between Mr. Kevin A. Alward and Gold & Appel dated January 6, 1998, a copy of which is included herewith as Exhibit 7.2.

       Date                 Number of Shares              Price per Common Share
       ----                 ----------------              ----------------------
      11/6/97                     3,500                             27.000
      11/7/97                     7,620                             27.500
      11/7/97                     7,100                             27.750
     11/10/97                     3,000                             27.250
     11/10/97                     7,500                             27.625
     11/10/97                       500                             27.750
     11/12/97                     5,000                             27.750
     11/13/97                     2,500                             28.000
     11/14/97                     3,000                             28.500
     11/14/97                     2,500                             28.750
     11/17/97                     5,000                             28.500
     11/18/97                     3,500                             28.875
     11/20/97                    37,500                             28.750
     11/21/97                     2,000                             28.000
     11/21/97                     2,500                             28.875
     11/28/97                     2,000                             29.000
      12/1/97                     5,000                             29.250
      12/1/97                     2,500                             29.500
      12/2/97                    45,000                             29.500
      12/8/97                     2,500                             28.875
     12/19/97                     3,000                             29.000
       1/6/98                     4,000                             29.500
      1/10/98*                   30,000*                            39.800*
      1/13/98                     6,000                             28.250
      1/14/98                       500                             28.250
       TOTAL                    193,220

--------
*Purchase in a private transaction. See items 6 and 7 below.

All of the funds used to purchase the above-mentioned 193,220 Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Gold & Appel acquired the above-mentioned Common Shares for investment purposes. Mr. Anderson, on behalf of Gold & Appel, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares Gold & Appel owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, neither Gold & Appel nor Mr. Anderson, on behalf of Gold & Appel, has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Gold & Appel and Mr. Anderson, on behalf of Gold & Appel, may at any time and from time to time review or reconsider the position of Gold & Appel and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gold & Appel beneficially owns 193,220 Common Shares, representing approximately 6.18% of the outstanding Common Shares, based on the outstanding shares as of December 11, 1997 pursuant to the Issuer's Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 15, 1997.

                  By virtue of the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares, and therefore may also be deemed the beneficial owner of such 193,220 Common Shares. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel. A copy of the Power- of-Attorney is filed as Exhibit 1 to the Statement on
                  Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of US WATS, Inc. on January 21, 1997, and is incorporated herein by this reference.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 51,465 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 193,220 Common Shares. Mr. Anderson has the power, in the name of and on behalf of Gold & Appel, to dispose of the 193,220 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) During the 60 days preceding the date of this Statement, (i) Gold & Appel purchased an aggregate of 151,000 Common Shares as reported in item 3 above, and (ii) FINDS purchased 3,500 Common Shares in the NASDAQ National Market between November 24, 1997 and December 22, 1997, as follows:

                     Date         Number of Shares        Price per Common Share
                     ----         ----------------        ----------------------
                   11/24/97            3,500                      29.000
                   11/25/97            5,500                      29.000
                   11/26/97            2,000                      29.000
                   12/10/97           10,000                      29.625
                   12/22/97            2,500                      29.000
                     TOTAL            23,500

          (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

          (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Except for the Power-of-Attorney, the Joint Filing
                   Agreement attached to this Statement as Exhibit 7.1 and the Agreement to Purchase Stock described in item 3 above and a copy of which is attached to this Statement as Exhibit 7.2, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.            MATERIALS TO BE FILED AS EXHIBITS.

                   Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.

                   Exhibit 7.2 Agreement to Purchase Stock between Kevin A. Alward and Gold & Appel dated January 6, 1998.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     January 14, 1998

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands corporation


                                            By  /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact for
                                            Gold & Appel Transfer, S.A.

                                            /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson